July 18, 2024

Chi Wai Dennis Tam
Executive Chairman and Co-Chief Executive Officer
Black Spade Acquisition II Co
Suite 2902, 29/F
The Centrium
60 Wyndham Street
Central, Hong Kong

       Re: Black Spade Acquisition II Co
           Registration Statement on Form S-1 filed June 21, 2024
           File no. 333-280385
Dear Chi Wai Dennis Tam:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 21, 2024
Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China, and with a majority of your directors and officers based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale, or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
       Your disclosure should address how recent statements and regulatory
actions by China   s
       government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as
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Page 2

       amended by the Consolidated Appropriations Act of 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends or distributions have been made to date between the company and its investors and quantify the amounts where applicable.
Chinese laws and regulations, page 10

3. We note the disclosure that you believe you are not required to obtain permissions or approvals from any PRC government authorities. Please revise to disclose whether your officers and directors are required to obtain such permissions or approvals.
4. Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange that would affect your ability to transfer cash between entities, across borders and to U.S. investors, given that you and your sponsor are located in Hong Kong. Also address any impact that PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
The Offering
Manner of conducting redemptions, page 28

5. Please revise to clarify whether public shareholders may elect to redeem their shares if they abstain from voting.
Risks, page 38

6. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China and your corporate structure being based in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
       Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. For each summary risk factor, provide cross-references to the more detailed discussion of these risks in the prospectus.
Risk Factors, page 41

8. We note that you have described a number of risks associated with acquiring and
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Page 3

       operating a business in China beginning on page 84. However, you have not included risk factor disclosure based on the fact that you and your sponsor, officers and directors are currently located in or have significant ties to China. Therefore, given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please include risk factor disclosure to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in
       China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms
       "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise."
If we seek shareholder approval of our initial business combination . . . , page 44

9. We note your disclosure that your sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise redemption rights or submitted a proxy to vote against your initial business combination, and that the purpose of such purchases could be to vote shares in favor of the business combination to increase the likelihood of obtaining shareholder approval or satisfy a closing condition. Please tell us how such purchases would comply with Rule 14e-5. Please see Tender Offer Rules and Schedules C&DI
       166.01 for further information.
If we are deemed to be an investment company under the Investment Company Act . .. . , page 52

10. We note your disclosure that if you are deemed to be an investment company, you may have to change operations, wind down or register under the Investment Company Act.
       Please revise to also discuss the consequences to investors if you are required to wind down your operations as a result of this status, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. In addition, we note statements such as "[b]y restricting the investment of proceeds to these instruments" you intend to avoid being deemed an investment company, and that "[i]f [you] do not invest the proceeds as discussed," you may be deemed to be subject to the Investment Company Act. These statements suggest that by investing funds in U.S. government securities or money market funds meeting the conditions of Rule 2a-7 of the Investment Company Act, you will avoid being deemed to be an investment company. Please revise to clarify that you may be deemed to be an investment company at any time, notwithstanding your investment in these securities.
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Page 4

The PRC government may intervene or influence our operations at any time . . . , page 78

11. Please revise this risk factor and its caption so that it is not limited to your ability to offer securities "post business combination." Please also disclose that laws, regulations or policies in the PRC could change with little advance notice in the future.
Enforceability of Civil Liabilities, page 102

12. Please revise this section to disclose whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your sponsor or any of your officers and directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions against you, your sponsor or any of your officers or directors when your assets or those of your sponsor, officers or directors are located outside of the United States. Also address the investors' ability to effect service of process within the United States on you, your sponsor, or any of your officers or directors. Please also revise related risk factors on pages 62 and 76, which focus on difficulties in effecting service of process and enforcing judgments against officers and directors only. Please see Item 101(g)(1) of Regulation S-K. In addition, if the information pertaining to the PRC courts in this section is based on an opinion of counsel, please name counsel and include counsel's consent, as required by Item 101(g)(2)
       of Regulation S-K.
Proposed Business
Introduction, page 118

13. Please revise to disclose that the location of the sponsor and having a majority of your executive officers and/or directors that have significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.
Underwriting, page 195

14. With respect to footnote (1) to the table depicting underwriting discounts and commissions, please clarify how the deferred payment of 1.5% of the gross proceeds of the offering 'net of redemptions' will be calculated. For example, clarify whether the deferred payment will be reduced by the amount of underwriting fees paid at the time of the closing of the offering with respect to shares that were redeemed. Please also clarify what factors the company and the sponsor will consider in determining whether to use discretion either to pay or not to pay the remaining deferred payment of 1.5% of gross proceeds of the offering.
15. We note that the underwriters have agreed to make a payment to you at closing of the offering to reimburse certain offering expenses in an amount of up to 0.5% of the gross proceeds. This appears to amount to 75% of the offering expenses if the overallotment is not exercised, or approximately 86% of offering expenses if it is exercised. Please disclose what consideration the company, sponsor or affiliates give to the underwriters in exchange for this payment.
General

16. It appears that your sponsor is a non-U.S. person and may be controlled by, have members
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Page 5

       who are or have substantial ties with a non-U.S. person. Please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the
       Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.
       Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
       Disclose the consequences of liquidation to investors, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction